SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  Form 11-K

   (Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended December 31, 1999

                                      OR

   [ ]     TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transaction period from __________ to __________

           Commission file number:

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           MEDICAL RESOURCES, INC.
                           401 (k) RETIREMENT PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           MEDICAL RESOURCES, INC.
                               155 State Street
                         Hackensack, New Jersey 07601

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN


                                      INDEX

                                                                         PAGE

 INDEPENDENT AUDITORS' REPORT                                              2

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                      3

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS           4

 NOTES TO FINANCIAL STATEMENTS                                           5-9

 SUPPLEMENTARY INFORMATION -
        ASSETS HELD FOR INVESTMENT - SCHEDULE 1                           11

   KEMPISTY & COMPANY
   CERTIFIED PUBLIC ACCOUNTANTS, P.C.
   ------------------------------------------------------------------------
   15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 -
   FAX (212) 513-1930

                          INDEPENDENT AUDITORS' REPORT


   To The Trustees of Medical Resources, Inc.
   401(k) Retirement Plan

   We have audited the statements of net assets available for plan benefits of Medical Resources, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Medical Resources, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Medical Resources, Inc. 401(k) Retirement Plan are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   Kempisty & Company
   Certified Public Accountants PC
   New York, New York
   October 6, 2000

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                              December 31,
                                                      --------------------------
                                                         1999            1998
                                                      ----------      ----------
ASSETS

Investments, at Fair Value                            $5,872,178      $3,885,432

Receivables:
     Employer's contribution                              33,425          36,992
     Employees' contributions                            109,555         132,638
                                                      ----------      ----------
                                                         142,980         169,630

Cash                                                       5,150           1,130
Interest receivable                                          612              --
                                                      ----------      ----------
TOTAL ASSETS                                           6,020,920       4,056,192
                                                      ----------      ----------


LIABILITIES                                                   --              --
                                                      ----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                $6,020,920      $4,056,192
                                                      ==========      ==========


                 See accompanying notes to financial statements.

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                             Years ended
                                                             December 31,
                                                     --------------------------
                                                         1999           1998
                                                     -----------    -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
    Net Investment Gain(Loss) From Registered

              Investment Companies                   $   553,818    $  (445,676)
    Net Investment (Loss) From Company Stock             (38,040)      (426,382)
    Dividends                                            317,853        159,690
    Interest                                               8,205          8,641
    Miscellaneous Income                                   1,525             --
                                                     -----------    -----------
                                                         843,361       (703,727)
Contributions:
    Employer (Note 1b)                                   392,369        318,198
    Participants                                       1,428,404      1,355,175
                                                     -----------    -----------
                                                       1,820,773      1,673,373

                                                     -----------    -----------
TOTAL ADDITIONS                                        2,664,134        969,646

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Payment for:
     Benefits Paid To Participants                       698,806        464,568
     Administrative Expenses                                 600             --
                                                     -----------    -----------

TOTAL DEDUCTIONS                                         699,406        464,568
                                                     -----------    -----------

NET INCREASE                                           1,964,728        505,078

NET ASSETS AVAILABLE FOR PLAN BENEFITS

          Beginning of year                            4,056,192      3,551,114
                                                     -----------    -----------

          End of year                                $ 6,020,920    $ 4,056,192
                                                     ===========    ===========


                 See accompanying notes to financial statements.

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

Note 1-  DESCRIPTION OF THE PLAN

         The following description of Medical Resources, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    a.   ELIGIBILITY

         The Plan is a defined contribution plan covering all employees of Medical Resources Inc. (the "Plan Sponsor") and (the "Company") who are at least twenty one years of age and have completed one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

    b.   EMPLOYER CONTRIBUTION

         The Company will contribute for each Plan year an amount in accordance with the participants' compensation reduction election as described in the Plan Agreement, plus an additional 50% of such amount not to exceed 2% of the participant's compensation.

         The amounts contributed to the Plan each Plan year as a result of the participants' election to have their earnings reduced may not exceed the lesser of $10,000 for 1999 and 1998 or 15% of their compensation, as described in the Plan Agreement.

    c.   PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and, (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    d.   VESTING

         Participants are vested according to the following schedule:

                  YEARS OF SERVICE              VESTED PERCENTAGE
                         1                             33.3%
                         2                             66.6%
                         3                            100.0%

         Participants are always 100% vested in their Salary Deferral Contributions.

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

Note 1-  DESCRIPTION OF THE PLAN (continued)

    e.   INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following investment options:

         Merrill Lynch Mutual Funds - Funds are invested in shares of any one or a combination of six registered investment companies that invest in common stocks, corporate bonds, U.S. Government Securities, short term money market instruments, or a combination thereof.

         Medical Resources, Inc. Company Stock - Funds are invested in common stock of Medical resources, Inc.

         Participants may change their investment options in accordance with Plan procedures.

    f.   TERMINATION OF PARTICIPATION

         A participant whose employment ends for any reason other than death, disability or retirement will be entitled to receive only that portion of benefits in which they are vested. Any non-vested benefit will be forfeited and used to reduce future employer contributions to the Plan. Participants become fully vested upon death, disability, normal retirement age (59 1/2) or early retirement age (55) and completion of three years of service.

    g.   LOANS

         A Participant may borrow from his account subject to approval of the Plan Administrator. The loan and subsequent repayment of principal and interest shall be credited directly to the participant's account and shall not be treated as income of the trust fund. The outstanding loans to a participant shall not exceed the lesser of $50,000 or 50% of the value of the participant's account as of the most recent valuation date. Generally, loans shall be repaid in regular installments of interest and principal, not less frequently than quarterly, over a period not to exceed five years. Upon termination of the participants' employment with the Company the loan balance will become immediately due.

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

Note 1-  DESCRIPTION OF THE PLAN (continued)

    h.   ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan may be paid in part or in total by the Company. For the years ended December 31, 1999 and 1998 the expenses of the Plan have been paid by the Company.

Note 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a.   BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

    b.   ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    c.   INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

    d.   PAYMENT OF BENEFITS

         Benefits are recorded when paid.

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

Note 3-  PLAN TERMINATIONS

         The Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested, and the Trustee will continue to administer the Trust and pay benefits in accordance with the Plan Agreement.

Note 4-  INCOME TAX STATUS

         The Trust established under the Plan to hold the Plan's net assets is qualified pursuant to Section 501(c)9 of the Internal Revenue Code, and, accordingly, the Trust's net investment income is exempt from income taxes. The Sponsor has obtained a favorable tax determination letter from the Internal Revenue Service and the Sponsor believes that the Plan, as amended, continues to qualify and to operate as designed.

Note 5-  INVESTMENTS

         Investments that represent five percent or more of the Plan net assets are separately identified as follows:

                                        Number          Fair        Percent of
                                       of shares        Value       Plan Assets
                                      -----------    -----------    -----------

         ML Growth Fund                71,691.94     $ 1,955,756       32.48%
                                      ===========    ===========    ===========

         ML Capital Fund               42,990.33     $ 1,376,120       22.86%
                                      ===========    ===========    ===========

         ML Global Allocation          78,587.68     $ 1,101,013       18.29%
                                      ===========    ===========    ===========

         ML Corp Bond Inv Grade B      31,955.49     $   340,965        5.66%
                                      ===========    ===========    ===========

         ML Pacific Fund               13,418.35     $   443,611        7.37%
                                      ===========    ===========    ===========

         ML Retirement Reserves       489,597.35     $   489,597        8.13%
                                      ===========    ===========    ===========

                             MEDICAL RESOURCES, INC.

                             401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999

Note 6-  SUBSEQUENT EVENTS

         On March 29, 2000, Medical Resources, Inc. (the "Company") entered into an agreement-in-principle with the holders of its $75,000,000 of Senior Notes providing for conversion of the full amount of the debt into approximately 84% of the common equity of the Company. In addition, under the agreement-in-principle with the holders of the Senior Notes, an additional $5,121,000 of unsecured notes would also be converted into approximately 6% of the common equity of the Company. On April 7, 2000, the Company filed a Joint Plan of Reorganization reflecting the terms of the agreement-in-principle and commenced proceedings under Chapter 11 of the Federal Bankruptcy Code. The Joint Plan of Reorganization is subject to Bankruptcy Court approval and applies only to the parent company and none of its operating subsidiaries. In addition, physician relationships, trade credit and employee obligations of the Company, including obligations related to the 401(k) Retirement Plan, will not be impaired. There can be no assurance, however, that the Company will be successful in consummating the reorganization as described above.

                            SUPPLEMENTARY INFORMATION

                 MEDICAL RESOURCES, INC. 401(k) RETIREMENT PLAN

                       ITEM 27a - SCHEDULE OF INVESTMENTS

                          YEAR ENDED DECEMBER 31, 1999

                            SUPPLEMENTARY INFORMATION                SCHEDULE 1
                                                                     ----------

                 MEDICAL RESOURCES, INC. 401(k) RETIREMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          YEAR ENDED DECEMBER 31, 1999

                                                    NUMBER          MARKET
        REGISTERED INVESTMENT COMPANIES            OF SHARES         VALUE
        -------------------------------           -----------     -----------

   ML GROWTH FUND                                   71,691.94     $ 1,955,756
   ML CAPITAL FUND CL D                             42,990.33       1,376,120
   ML GLOBAL ALLOCATION FUND CL D                   78,587.68       1,101,013
   ML CORPORATE BOND INV GRADE B                    31,955.49         340,965
   ML PACIFIC FUND                                  13,418.35         443,611
   ML RETIREMENT RESERVES                          489,597.35         489,597
                                                                  -----------

   TOTAL REGISTERED INVESTMENT COMPANIES                            5,707,062

   MEDICAL RESOURCES,INC. COMMON STOCK              30,901.49          17,367

   PARTICIPANT LOANS                                                  147,749
                                                                  -----------


                   TOTAL INVESTMENTS                              $ 5,872,178
                                                                  ============

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                       MEDICAL RESOURCES, INC. 401(k) RETIREMENT PLAN
                                      (Name of Plan)


Date: October 16, 2000
                                         By: /s/ CHRISTOPHER J. JOYCE
                                             ----------------------------------
                                             Name:  Christopher J. Joyce
                                             Title: Trustee